Exhibit 99.1

ALLOT LTD. (the “Company or “Allot”)
Notice of Annual Meeting of Shareholders of the Company

The Company is pleased to announce that the annual meeting of shareholders of the Company will take place on September 25, 2019, at 2:30 p.m. Israel time at the offices of the Company, at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon Israel (the “Annual Meeting”).

The following items are on the agenda of the Annual Meeting:

1.    To approve an amendment to the Company’s Articles of Association, effective immediately upon the approval of this Proposal 1, to provide for the elimination of the different classes of members of the Board of Directors of the Company (the “Board”), so that after completion of their current term, the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve for fixed three-year terms in accordance with the Israel Companies Law, 5759-1999, as amended (the “Israel Companies Law”)) shall be one (1) year.

2.    To reelect Nadav Zohar as a Class I director, to serve until the 2022 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2020 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.     To reelect Steven Levy as an Outside Director (as defined in the Israel Companies Law) of the Company, to serve for a term of three years commencing as of the end of his current term, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.     To approve the compensation policy for officers and directors of the Company for the years 2019-2021.

5.     To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2019 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

6.     To report on the business of the Company for the fiscal year ended December 31, 2018, including a review of the fiscal 2018 financial statements.

7.     To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The date for determining the right of all the shareholders to vote at the Annual Meeting is August 21, 2019. The last date for submitting proposals for consideration at the Annual Meeting is September 3, 2019. The last date for submitting a statement of position is September 15, 2019. The last date for submitting a proxy card is September 24, 2019, at 2:30 p.m. Israel time. Each shareholder is required to provide proof of ownership of the Company’s shares in order to vote his shares in the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting. Each shareholder whose shares are held through a member of the Tel-Aviv Stock Exchange is entitled to vote via the Israel Securities Authority’s MAGNA online platform up to six hours before the time fixed for the Annual Meeting. To receive more information regarding the Annual Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the MAGNA distribution site www.magna.isa.gov.il and the website of the Tel-Aviv Stock Exchange www.maya.tase.co.il.